The following information has been provided to assist you with your tax reporting. It is not intended to be a complete discussion of your tax requirements and it should not be relied upon as a source of professional tax advice. You may want to direct tax reporting questions to your personal tax advisor or refer to federal and state instructions for preparing tax returns. Additional year-end information regarding tax reporting and online access to your account can be found on the Funds’ web site at www.dodgeandcox.com. If you have any questions concerning your account, please call a customer service representative at 1-800-621-3979.

12/31/08 NET ASSET VALUES PER SHARE

Dodge & Cox Stock Fund	$74.37
Dodge & Cox Global Stock Fund	$5.34
Dodge & Cox International Stock Fund	$21.90
Dodge & Cox Balanced Fund	$51.26
Dodge & Cox Income Fund	$11.79

INTEREST INCOME FROM U.S. GOVERNMENT OBLIGATIONS

Depending on your state’s personal income tax laws, you may be entitled to declare a portion of your ordinary dividends as tax-exempt income on your state personal income tax return. However, some states do not allow the pass through of this income unless the percentage of U.S. government obligations held by the Fund exceeds certain thresholds or unless other requirements are met. You should consult your state’s tax regulations or your tax advisor to determine the availability of exemptions. The following table shows the percentages of total ordinary dividends that were attributable to interest on direct U.S. government obligations:

Dodge & Cox Stock Fund	0.0%
Dodge & Cox Global Stock Fund	0.0%
Dodge & Cox International Stock Fund	0.0%
Dodge & Cox Balanced Fund	0.4%
Dodge & Cox Income Fund	3.7%

CORPORATE DIVIDENDS RECEIVED DEDUCTION

Corporate shareholders should note that a percentage of the ordinary dividends (including short-term gains) is eligible for the corporate dividends received deduction. For 2008, the percentages are as follows:

Dodge & Cox Stock Fund	88%
Dodge & Cox Global Stock Fund	64%
Dodge & Cox International Stock Fund	3%
Dodge & Cox Balanced Fund	38%
Dodge & Cox Income Fund	0%

	EX-DIVIDEND AND REINVESTMENT DATE	DISTRIBUTIONS PER SHARE			PRICE PER SHARE IF REINVESTED	TAX DESIGNATIONS (PER SHARE)
		ORDINARY DIVIDENDS		LONG -TERM CAPITAL GAIN
RECORD DATE		INCOME DIVIDENDS	SHORT-TERM CAPITAL GAIN			FOREIGN TAX PAID	QUALIFIED DIVIDENDS
DODGE & COX STOCK FUND
Fund# 145 Ticker: DODGX Cusip: 256219106
3/26/08	3/27/08	$.550	$.049	$4.079	$117.40		$.55000
6/25/08	6/26/08	.530	—	—	111.91		.53000
9/25/08	9/26/08	.440	—	—	102.87		.44000
12/19/08	12/22/08	.320	—	—	71.61		.32000

		$1.840	$0.049	$4.079			$1.84000
DODGE & COX GLOBAL STOCK FUND
Fund# 1049 Ticker: DODWX Cusip: 256206202
12/19/08	12/22/08	$0.037	—	—	$5.12	$0.00365	$0.04065
DODGE & COX INTERNATIONAL STOCK FUND
Fund# 1048 Ticker: DODFX Cusip: 256206103
12/19/08	12/22/08	$0.940	$0.060	$1.522	$20.96	$0.12263	$1.05939
DODGE & COX BALANCED FUND
Fund# 146 Ticker: DODBX Cusip: 256201104
3/26/08	3/27/08	$.550	$.015	$1.328	$72.73		$.31293
6/25/08	6/26/08	.530	—	—	69.80		.30155
9/25/08	9/26/08	.480	—	—	64.28		.27311
12/19/08	12/22/08	.390	—	—	49.29		.22190

		$1.950	$0.015	$1.328			$1.10949
DODGE & COX INCOME FUND
Fund# 147 Ticker: DODIX Cusip: 256210105
3/26/08	3/27/08	$.160	—	—	$12.40		—
6/25/08	6/26/08	.170	—	—	12.23		—
9/25/08	9/26/08	.170	—	—	11.57		—
12/19/08	12/22/08	.175	—	—	11.48		—

		$0.675	—	—			—

For federal income tax purposes, short-term capital gain distributions are treated as ordinary dividends. The Funds have no 28% rate gain, unrecaptured Section 1250 gain, Section 1202 gain, or non-taxable distributions to report for 2008. The Funds have no spillover dividends, income reclassifications, or return of capital distributions to report for 2008.

An investor should carefully consider a Fund’s investment objectives, risks, charges and expenses carefully before investing. This and other important information on Dodge & Cox Funds can be found in the prospectus. To obtain a prospectus, please call 1-800-621-3979, or visit www.dodgeandcox.com. Please read the prospectus carefully before investing.

Ordinary dividends and capital gain distributions fluctuate and are subject to change. Dividends and distributions represent past performance and there is no guarantee they will continue to be paid.

D&C 2008 TAX SUPPLEMENT